April 14, 2009

VIA EDGAR

Mr. Jeff Foor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	ING Partners, Inc.
(File Nos. 333-32575; 811-8319)

Dear Mr. Foor:

This letter responds to comments provided to Kim Springer and Jay Stamper on April 3, 2009, for Post-Effective Amendment No. 39 filed on or about February 10, 2009, to the Registration Statement on Form N-1A for ING Partners, Inc. (“Registrant”).  Our summary of the comments and our responses thereto are provided below.

The discussion below focuses on the Adviser (“ADV”) Class and Service (“S”) Class Prospectuses. Conforming changes were made, where applicable, to the Class I Prospectus and Service 2 Class Prospectus.  In addition, attached is the requested Tandy Letter (Attachment A).

SERVICE AND ADVISER CLASS PROSPECTUS

Principal Investment Strategies — ING Oppenheimer Strategic Income Portfolio (pg.23)

1.             Comment:              The Staff requests clarification of whether both commercial and residential mortgage related securities are included in the reference in the Portfolio’s principal investment strategies to investments in “mortgage-related securities” and if the Portfolio has any exposure to sub-prime mortgage-related securities.

Response:             The Registrant confirms that the disclosure regarding mortgage-related securities encompasses both commercial and residential mortgage-related securities. Additionally, the Registrant has confirmed that the Portfolio has a de minimis exposure to the sub-prime market.  Therefore, the Registrant submits that additional risk disclosure is not necessary.

ING T. Rowe Price Diversified Mid Cap Growth Opportunities Portfolio (pg.31)

2.            Comment:               The Staff requests an explanation of how the Portfolio invests within the range of the two indices provided in the Portfolio’s principal investment strategies. In addition, the Staff requested that the Registrant provide the market capitalization ranges for the two indices as of the recent date.

Response:              The Registrant has included the market capitalization ranges of the two indices, as of December 31, 2008, to the Portfolio’s principal investment strategies. The addition of the market capitalization ranges will clarify that the Portfolio invests 80% of its net assets (plus borrowings for investment purposes) in equity securities with a market capitalization range between $24 million and $14.9 billion (the combined market capitalization range of the Russell Midcap® Growth Index and the Standard & Poor’s Mid Cap 400 Index).

Portfolio Fees and Expenses (pg. 47)

3.            Comment:               The Staff requests confirmation that any fee waivers and reimbursements that are reflected in the “Annual Operating Expenses Table” have been extended for a one year period from the effective date of the Prospectus.

Response:              The Registrant confirms that any waivers or reimbursements that are reflected in the “Annual Operating Expenses Table” have been extended for a one year period from the effective date of the Prospectus.

Performance of Similarly Managed Mutual Funds — (pg.69)

4.            Comment:               The Staff requested that the reference to a similarly managed fund be removed from the performance section.

Response:             The Registrant acknowledges that General Instruction C3(b) of Form N1-A does not permit information in the Risk/Performance section that is not otherwise required.  In this regard, the disclosure in the section entitled “Performance” does not add information to the Risk/Performance but merely directs shareholders to the section of the Prospectus where additional information may be found.  Therefore, the Registrant will not revise the current disclosure.

FIDELITY MASTER/FEEDER ADVISER AND SERVICE CLASS PROSPECTUS

Portfolio Fees and Expenses— (pg.10)

5.            Comments:             The Staff requests confirmation that the voluntary expense waivers which are reflected in footnote 4 to the “Annual Operating Expenses Table,” regarding voluntary expense waivers to both the Master Fund and the Feeder Portfolios on the part of Fidelity Management & Research Company (“FMR”), the adviser of the “Master Funds,” are not reflected in the table.

Response:              The Registrant confirms that the voluntary expense waivers are not reflected in the table.  Footnote 4 contains the lower expense numbers after consideration of the voluntary expense waivers on the part of FMR.

*              *              *              *              *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul Caldarelli

Paul A. Caldarelli
Senior Counsel
ING U.S. Legal Services

Attachment

cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC

Jeffrey S. Puretz, Esq.
Dechert LLP

Jutta Frankfurter
Dechert LLP

Attachment A

April 14, 2009

VIA EDGAR

Mr. Jeff Foor.

Division of Investment Management

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

RE:	ING Partners, Inc.
(File Nos. 333-32575; 811-8319)

Dear Mr. Foor:

ING Partners, Inc. (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout

Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments
cc:	Jeffrey Puretz, Esq.
Dechert LLP